Gencor Industries, Inc.

5201 N. Orange Blossom Trail

Orlando, Fl 32810

February 28, 2006

Ms. Jeanne Bennett

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Gencor Industries, Inc.

Form 10-K for the fiscal year ended September 30, 2004

Form 10-Q for the fiscal quarters ended December 31, 2004 and March 31, 2005, and June 30, 2005

File No. 1-11703

The following are our additional responses to your questions per your letter of October 14, 2005. We believe the following should answer your questions and finalize this correspondence.

Q:4)	We refer to your response to comments 10 and 11 from our letter dated August 9, 2005. For computational purposes only, S-X Rules 4-08(g) and 3-09 make reference to the mathematical formulas explained in S-X Rule 1-02(w). As set forth in Rule 4-08(g)(1)(ii) the disclosure requirements of S-X Rule 4-08 (g) apply to equity method investees. Similarly, S-X Rule 3-09(a) applies to equity method investees as stated in the second sentence to the requirement. For purposes of both disclosures the term “equity method investee” is as commonly defined in GAAP. It is not necessary that you control an equity method investee, nor is it necessary that an investee meet the definition of a subsidiary over which you exercise control. Accordingly, we do not agree with your interpretation of the applicability of S-X Rule 4-08(g) or S-X Rule 3-09.

Non-controlling investments in partnerships and limited liability companies are normally equity method investments as defined in GAAP. In a written response, explain how you have considered and applied in the guidance from EITF 03-16, EITF D-46 and SOP 78-9 in determining whether or not the investees are by definition equity method investees. Your written response should be detailed and specific to the requirements of the literature.

A:4)	S-X Rule 3-09 begins as follows: “(a) If any of the conditions set forth in § 210.1-02(w), substituting 20 percent for 10 percent in the test used therein to determine significant subsidiary, …”. The term “subsidiary” is defined in S-X Rule 1-02(x). This rule defines subsidiary as “…an affiliate controlled by such person directly, or indirectly through one or more intermediaries.” There is no control over these entities.

S-X Rule 4.08 (g) (ii) also refers to § 210.1-02(w) for criteria to be met for a significant subsidiary. The two entities which provide us the cash distributions are unaudited partnerships. These are investees, not subsidiaries as defined in the regulations.

We understand your interpretation, however, we still believe the above is a strict following of the rules.

As you instructed, we reviewed EITF 03-16, EITF D-46 and SOP 78-9 to determine whether or not the investees are by definition equity method investees. We note that paragraph 8 of SOP 78-9 requires noncontrolling interests in limited partnerships to be accounted for using the equity method unless the limited partner’s interest is “so minor that the limited partner may have virtually no influence over the partnership operating and financial policies…and, accordingly accounting for the investment using the cost method may be appropriate.”

EITF 03-16 carries forward the presumption, established in Opinion 18, that significant influence exists in investments that represent 20 percent or more of the investee’s ownership. In EITF D-46 the SEC Staff expresses its view that limited partnership investments of more than 3 to 5 percent are considered to be more than minor.

Notwithstanding the 20 percent presumption and the Staff view expressed in EITF D-46, the governing documents of the Carbontronics limited partnerships are such that Gencor management is, in fact, precluded from exerting influence over the Carbontronics entities.

As we previously described in our response to your letter dated May 13, 2005, Gencor has a minority interest in the General Partner, an LLC, and the General Partner functions through an administrative partner. The administrative partner is responsible for managing the limited partnerships. Gencor does not have the ability to remove or significantly influence the administrative partner. Also, as previously stated Gencor has no basis in its investments in the Carbontronics entities and has no exposure for losses that those entities may incur. Accordingly, because of these factors and the significant uncertainties, over which Gencor has no control, which make it impossible to predict or accrue investment income, Gencor accounts for these investments by recording income from the investees only if and when it is distributed. In addition, if the equity method were applied, there is nothing to disclose because the financial data noted in our response A:5) below makes this issue a mute item.

Q:5)	Your response to comment 12 from our letter dated August 9, 2005 indicates that the investees do not have significant assets, liabilities or equity. In a written response and separately for each investee entity, provide us the financial information on which you based that assertion. Also fully describe the financial information that is available for the investees entities and the periods for which that information is available. Tell us what financial information is required to be provided to you as an investee under the LLC and partnership agreements.

A:5)	The Company has a 45% interest in CLLC. CLLC sold four synthetic fuel plants to a limited partnership (“LP”), Carbontronics Synfuel Investors, LP, which is now the owner of the plants. Future revenue to CLLC is based upon the production of these plants continuing to qualify for tax credits under Section 29 of the Internal Revenue Code, and the ability to economically produce and successfully market synthetic fuel produced by the plants. If the LP is successful in producing fuel which qualifies for tax credits, sells the synthetic fuel, sells the tax credits to investors, and has sufficient cash flow to cover all operating expenses, then the LP remits cash to CLLC as additional purchase price for the sale of the plants. CLLC distributes any cash receipts to its investors. CLLC has no other operations.

There are no significant assets, liabilities, nor equity on the financial statements for CLLC. CLLC is not audited and is not controlled by the Company and the Company can not compel an audit of CLLC. There is no equity to be recorded for our investment in CLLC.

We obtained the federal tax return (Form 1065) for CLLC. The total income per the 2004 Form 1065 was a loss of -$132. The balance sheet net of any intercompany balances is $539 of assets, $712 of liabilities, and a negative capital account of -$173. These balances are clearly insignificant and therefore no additional disclosure is necessary.

We receive K-1’s from CLLC reflecting our capital account and income for the calendar year, and distributions for the year. The K-1 for 2003 shows a capital account at the beginning of the year of $95, income of $6,925,123, distributions of $6,925,237, and ending capital of -$19. The $6,925,237 of distributions is what was included in the income from investees from CLLC for 2003 in the Gencor Form 10-K.

The K-1 for 2004 shows a capital account at the beginning of the year of -$19, income of -$59, distributions of $-0-, and ending capital of -$78. These amounts are clearly insignificant and there was no amount to be included in the income from investees from CLLC for 2004 in the Gencor Form 10-K.

The Company has a 25% interest in Carbontronics II, LLC (“C2LLC”). The C2LLC is a limited liability company and receives royalty payments from the LP only if the LP is successful in producing fuel which qualifies for tax credits, sells the synthetic fuel, sells the tax credits to investors, and has sufficient cash flow to cover all other operating expenses. The Company does not accrue operating losses of the C2LLC as the Company has no obligation to fund any operating losses. As an LLC, the Company is not liable to the LLC. The C2LLC has no other operations. There is no significant income nor equity on the financial statements for C2LLC. C2LLC is not audited and is not controlled by the Company and the Company can not compel an audit of C2LLC. There is no equity to be recorded for our investment in C2LLC.

We obtained the federal tax return (Form 1065) for C2LLC. The total income per the 2004 Form 1065 was a loss of -$2,140. The balance sheet net of any intercompany balances is $2,342,789 of assets, $2,343,833 of liabilities, and a negative capital account of -$1,044. The equity balances are clearly insignificant and therefore no additional disclosure is necessary.

We receive K-1’s from C2LLC reflecting our capital account and income for the calendar year, and distributions for the year. The K-1 for 2002 shows our capital account at the beginning of the year of $250, income of $5,147,625, distributions of $5,140,705 ($4,239,200 received in November and December of 2002-Gencor’s fiscal 2003), and ending capital of $7,170.

The K-1 for 2003 shows our capital account at the beginning of the year of $7,170, income of $2,209,349, distributions of $2,263,574, and ending capital of -$47,055. The $2,263,574 of distributions (received in February and May of 2003) and $4,239,200 received in November and December 2002 is what was included in the income from investees from C2LLC for 2003 in the Gencor Form 10-K.

The K-1 for 2004 shows our capital account at the beginning of the year of -$47,055, net loss of -$356, distributions of $-0-, and ending capital of -$47,411. These amounts are clearly insignificant and there was no amount to be included in the income from investees from C2LLC for 2004 in the Gencor Form 10-K.

Q:7)	We refer to your response to comment 16 from our letter dated August 9, 2005. We re-issue that comment. You must file exhibits required by Regulation S-K Item 601. If appropriate, confidential portions of agreements may be omitted as permitted by Rule 24b-2 and as explained in Staff Legal Bulletin No. 1 (February 28, 1997) available on our web site at www.sec.gov.

A:7)	On December 28, 1998, we provided your office, to the attention of Jeanne Bennett, a summary of the transactions with the investees, and certain documents relating thereto. These documents were filed as “Confidential Documents”.

Since these documents were filed as Confidential Documents in 1998, we did not believe they should be filed as exhibits. However, based on your request, we have filed additional agreements as exhibits to our Form 10-Q for the quarter ended December 31, 2005, which was filed on February 14, 2006.

We understand that it is the Commission’s fixed position and requirement that the Company acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ E.J.Elliott
E.J.Elliott
Chairman and Chief Executive Officer